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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*

                          American Pacific Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    028740108
                                 (CUSIP Number)

Mr. J. Ezra Merkin                          With a copy to:
Gabriel Capital, L.P.                       Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                  Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   919 Third Avenue
(212) 838-7200                              New York, New York 10022
                                            (212) 758-9500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 19, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: /x/.

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.  028740108                            Page    2    of         Pages
           ---------                                 -------      ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gabriel Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                       (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY         8    SHARED VOTING POWER
        EACH                     465,908
      REPORTING
       PERSON          9    SOLE DISPOSITIVE POWER
        WITH

                       10   SHARED DISPOSITIVE POWER
                                 465,908

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                 465,908

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.7%
14       TYPE OF REPORTING PERSON*
                                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

CUSIP No. 028740108                           Page    3    of         Pages
          ---------                                -------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                       (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF        7    SOLE VOTING POWER
       SHARES                   315,889
    BENEFICIALLY
      OWNED BY         8    SHARED VOTING POWER
       EACH                     465,908
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                     315,889

                      10   SHARED DISPOSITIVE POWER
                                465,908

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                781,797

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 9.6%
14       TYPE OF REPORTING PERSON*

                                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired:             common stock ("Common Stock")

                  Issuer:           American Pacific Corporation
                                    3770 Howard Hughes Parkway
                                    Suite 300
                                    Las Vegas, Nevada 89109

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital Corporation (f/k/a Ariel Management Corp.), a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. Gabriel Capital and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Gabriel Capital and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. The Reporting Persons previously filed a Statement on Schedule 13G relating to the event date of August 6, 1998 with respect to the Common Stock.

                  Gabriel and Ariel Fund are private investment funds. Gabriel Capital and Merkin are private investment managers.

                  Merkin is a United States citizen.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  Gabriel purchased an aggregate of 315,889 shares of Common Stock at an aggregate cost of $2,211,969 using its own funds. Ariel Fund purchased an aggregate of 465,908 shares of Common Stock at an aggregate cost of $3,263,202 using its own funds. See Item 5.

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Item 4.           Purpose of the Transaction

                  All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. The Reporting Persons presently intend to acquire additional shares of Common Stock and intend to attempt to influence the Issuer to maximize shareholder value by seeking an acquisition of the Issuer by a third party.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b)

                  Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 465,908 shares of Common Stock held by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 465,908 shares of Common Stock, or 5.7% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 315,889 shares of Common Stock held by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 465,908 shares of Common Stock held by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 781,797 shares of Common Stock, or 9.6% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,131,037 outstanding shares of Common Stock of the Issuer as of April 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1999.

                  In addition, an employee of the Reporting Persons is the beneficial owner of less than 0.1% of the Common Stock.

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                  (c) The transactions in the Common Stock by the Reporting
Persons during the past 60 days are set forth on Annex A hereto.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

                  The Reporting Persons have, from time to time, entered into individually negotiated contracts (commonly referred to as equity swaps) with third parties, relating to the Common Stock, in which the specific terms may vary from agreement to agreement. Such agreements are intended to provide the Reporting Persons with a synthetic means of realizing any increase (or bearing any decrease) in the value of the shares of Common Stock to which the agreements relate. Pursuant to such arrangements the Reporting Persons do not acquire the power to vote or dispose of the Common Stock to which the agreements relate, nor do they receive any right (or incur any obligation) to acquire the Common Stock.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GABRIEL CAPITAL CORPORATION

                                   By: /s/ J. Ezra Merkin
                                       ------------------
                                       Name: J. Ezra Merkin
                                       Title: President

                                   /s/ J. Ezra Merkin
                                   ------------------
                                   J. EZRA MERKIN

Dated: May 19, 1999

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                                     Annex A

      Purchases and Sales of Shares of Common Stock within the Last 60 Days

                                                         Number of Shares
                   Price           Aggregate             ----------------
                   Per             Share
Date               Share           Amount           Ariel Fund        Gabriel
----               -----           ------           ----------        -------

3/29/99(1)         $8.125           29,400           17,522           11,878
4/8/99(1)           8.00            15,400            9,178            6,222
4/14/99(2)          7.75           222,630          132,687           89,943
4/21/99(2)          8.5036           3,500            2,086            1,414
4/21/99(2)          8.4595           3,700            2,205            1,495
4/21/99(1)          8.00            30,000           17,880           12,120

--------------------------------
(1) Open Market Sale
(2) Open Market Purchase

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